Exhibit (a)(1)(F)

Summit Financial Services Group, Inc. (“Summit”) — Frequently Asked Questions (FAQs — Quick Summary)

The following FAQs are intended to be a quick summary for your reference. If you require more in-depth FAQs, please refer to the Schedule TO and related documents, including the Offer to Exchange Certain Outstanding Options for New Options, attached to the notice sent to you, dated October 17, 2012, announcing the Offer. All capitalized terms used below have the meanings given to them in the Offer to Exchange document.

Q: What is the stock option exchange Offer?

A: The Offer is a voluntary opportunity for Eligible Individuals to exchange certain outstanding options, with an expiration date between November 13, 2012 and December 31, 2014, whether vested or not, for New Options.

Q: Who is an Eligible Individual?

A: You may participate in this Offer if you are an Eligible Individual. You are an “Eligible Individual” if you are an employee or independent contractor, including a financial advisor, of the Summit Group, who serves in such capacity as of the start of the Offer through the Cancellation Date and New Option Grant Date and holds outstanding Eligible Option grant(s) throughout the Offering Period. Our named executive officers, senior management, and directors may not participate in the Offer.

Q: What is an Eligible Option Grant?

A: An Eligible Option Grant refers to stock options to purchase our Common Stock that were granted under our 2000 Plan or our 2006 Plan with an expiration date between November 13, 2012 and December 31, 2014, whether vested or not, that remains outstanding and unexercised as of the Expiration Date.

Q: What is the offering period?

A: The offering period will commence on October 17, 2012 and we expect that it will end at 6:00 p.m., Eastern Time, on November 13, 2012 (unless we extend the Offer). Once the Offer has expired, you will not be able to exchange options and no exceptions will be made.

Q: Will I receive notification of my eligibility to participate in the offer to exchange?

A: All Eligible Individuals will receive a notice from us announcing the Offer.

Q: How will the New Option vesting work?

A:	Each New Option will be scheduled to vest according to the following vesting schedule and actually will vest only if you continue to be employed by or affiliated as an independent contractor with the Summit Group through each relevant vesting date.

•	None of the New Options will be vested on the New Option Grant Date.

•	New Options received in exchange for Eligible Options will have a four year vesting period, commencing as of the New Option Grant Date.

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The New Options will have a term equal to five (5) years, commencing as of the New Option Grant Date, subject to you continuing to be employed by or affiliated as an independent contractor with the Summit Group.

Upon vesting, your New Options will be exercisable in accordance with the terms and conditions of the

2006 Plan and any new option agreement, under which it was granted.

We expect the New Option Grant Date will be November 13, 2012. Vesting of your New Options also is subject to the following conditions:

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If you cease to be employed by or affiliated as an independent contractor with the Summit Group before part or all of your New Option vests, the unvested part of your New Option will expire unvested and will never vest.

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We will make minor modifications to the vesting schedule of any New Options to eliminate fractional vesting (such that a whole number of shares subject to the New Options will vest on each vesting date). As a result, subject to you continuing to be employed by or affiliated as an independent contractor with the Summit Group through each relevant vesting date, (i) the number of shares that vest on each New Option vesting date will be rounded down to the nearest whole number of New Options that will vest on each vesting date and (ii) fractional shares, if any, will be accumulated until such vesting date on which the sum of the accumulated fractional shares equals or exceeds one whole share and will vest as an additional whole share on such vesting date, with any fractional shares remaining thereafter accumulated.

Q: How many options would I receive if I choose to participate in the Offer?

A: If you are an Eligible Individual, each Exchanged Option will be cancelled and replaced with a New Option to purchase a like number of shares of our common stock.

Q: What is the exercise price per share of the New Options?

A: The New Options will have an exercise price equal to the greater of: (a) $0.80 per share, (b) the closing price of the Company’s Common Stock on the New Option Grant Date, which is currently expected to be November 13, 2012, and (c) the current exercise price of the Eligible Options which are being exchanged for new options. If no quotations are reported on the over the counter market for our Common Stock on the New Option Grant Date, the closing price will equal the closing price as of the date immediately preceding the New Option Grant Date for which quotations are reported.

Q: What happens if I choose to exchange my Eligible Options and then change my mind?

A: If you change your mind, you may withdraw your election as to some or all of your Eligible Options by properly completing and executing a Withdrawal Form and by sending the form to us in accordance the instructions set forth on the form, such that we receive the properly completed and executed form no later than 6:00 PM (Eastern Time) on the Expiration Date.

IMPORTANT - Please note: Our receipt of your election is not by itself an acceptance of the Eligible Options for exchange. For purposes of the Offer, we will be deemed to have accepted Eligible Options for exchange that are validly tendered and not properly withdrawn as of when we give written notice to the option holders generally of our acceptance for exchange of such options. Our formal acceptance of the properly tendered Eligible Options is expected to take place immediately following the end of the Offering Period.

Q: What are the key dates I need to remember?

A:	October 17, 2012 — Commencement date of the Summit Stock Option Exchange Program

November 13, 2012 — The Summit Stock Option Exchange Program ends at 6:00 PM (Eastern Time)(unless extended by us) g NO EXCEPTIONS WILL BE MADE.

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